CHINA YUCHAI ANNOUNCES BOARD CHANGE

Singapore, Singapore, January 15, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that Mr. Yuen Kin Pheng Francis has resigned as a director of the Company with effect from January 15, 2013.

Benny H. Goh, President of China Yuchai, commented, “We thank Francis for his contributions during his tenure as a director and we wish him all the best in his future endeavours.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2011, GYMCL sold 510,777 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

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Kevin Theiss / Dixon Chen
Grayling
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dixon.chen@grayling.com